One International Place, 40th Floor 100 Oliver Street Boston, MA 02110-2605 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com

JOHN V. O’HANLON john.ohanlon@dechert.com +1 617 728 7111 Direct +1 617 275 8367 Fax

January 22, 2014

VIA EDGAR CORRESPONDENCE

Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:         The Hartford Mutual Funds, Inc. (the “Registrant”) (File No. 811-07589)

Dear Ms. O’Neal-Johnson:

We are writing in response to comments you provided telephonically to me and Alice Pellegrino on January 16, 2014 with respect to the Registrant’s preliminary proxy statement filed on Schedule 14A (the “Preliminary Proxy”) on January 7, 2014.  On behalf of the Registrant, we have summarized your comments below and provided the Registrant’s responses immediately thereafter.  Capitalized terms have the meanings attributed to such terms in the Preliminary Proxy.

1.              Comment:                                 With respect to the “Board of Directors’ Considerations” section in Proposal 1 of the Preliminary Proxy, please provide additional information regarding why the Board concluded that Wellington Management Company, LLP has the capability of providing satisfactory investment performance for the Funds.

Response:                                    The Registrant notes that the current disclosure matches that set forth in the “Approval of Investment Management and Investment Sub-Advisory Agreements” sections of the Funds’ annual reports and reflects the minutes of the relevant meetings of the Board.  The Registrant believes that the description of the Board’s considerations in approving the Sub-Advisory Agreement should remain consistent across these documents.  Accordingly, the Registrant respectfully declines to revise the disclosure in response to this comment.

2.              Comment:                                 Please confirm whether the Board considered the fees, expenses, and investment performance of peer funds when evaluating the Sub-Advisory Agreement.

Response:                                    As discussed telephonically, the Registrant confirms that Lipper Inc., an independent provider of investment company data, was retained to provide the Board with reports on how each Fund’s fees, overall expense ratios and investment performance compared to those of mutual funds with similar investment objectives.  The Registrant notes that this information is disclosed in the “Board of Directors’ Considerations” section in Proposal 1 of the Preliminary Proxy.

Sincerely,

/s/ John V. O’Hanlon

John V. O’Hanlon

cc:                  Edward P. Macdonald

Alice A. Pellegrino
Lisa Zeises